Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 14, 2006

Media Release

Clariant International Ltd

Clariant focusing on profitable growth with stringent cost management; Long-term top-quartile performance targeted

- **Objective: Above-average 10% Return on Invested Capital by end of 2009, up 25%**
- **Profitable growth at or above GDP, led by service-driven businesses**
- **Focus on fast-growing markets, particularly China and India**
- **Wide-ranging cost-cutting initiatives launched; emphasis on reducing complexity**
- **Global site network to be optimized by closing 10% of the sites**
- **Existing job positions to be reduced by 10% by 2009**
- **Performance management initiatives to increase leadership skills and entrepreneurial behavior**

MUTTENZ, Switzerland – November 14, 2006 – Clariant announced today it will increase its focus on value creation by reducing the company's cost structure, cutting net working capital and strengthening its performance culture. At a total estimated cost of CHF 500 million, the initiatives will include a 10% reduction in the site network, cutting about 2,200 jobs and shrinking its number of products by at least 25%. The improvements will enable the company to generate profitable long-term growth and to achieve sustained cost leadership in the specialty chemicals industry.

"Our clear goal is reaching a top-quartile position among our peers in value creation," said Chief Executive Officer Jan Secher. "The first step is delivering an above peer average Return on Invested Capital (ROIC) by the end of 2009, which will be achieved by significant improvements in performance management, taking out further costs and allowing for a differentiated approach to product-driven and service-driven businesses." The targeted growth in ROIC means a 25% increase from current levels.

These initiatives are the result of a wide-ranging review over the past six months of Clariant's strategy, organizational effectiveness, portfolio components and operating

practices. The review included a close look at the macro-economic outlook as well as the company from three distinct perspectives: Clariant as seen by its customers; Clariant versus its competitors, and Clariant as seen by its employees.

"We found that the company is headed in the right direction in most areas," Mr. Secher said. "What is required now is developing the company to achieve world-class performance. That means creating a strong culture of disciplined execution, reducing complexity where it is not required, and adopting stricter cost-cutting measures. A sharp focus on cash flow will allow us to implement the measures, boosting our performance substantially and creating sustained value for investors," he added.

Closer to customers

To reflect the wide diversity of Clariant's customer segments, the company will reshape its sales and distribution practices to be more customer-focused and more tailored to specific markets. "Our product-driven businesses, which represent 40% of our portfolio, need to be managed with an intense focus on efficiency, maintaining an extremely cost-competitive structure, while our service-driven businesses need to combine cost leadership with application technology and solutions know-how," Mr. Secher said. As previously announced, Clariant will next year begin implementing PRIMA, a custom-designed pricing management system, which will further help the company extract value from its diverse products and services.

Clariant will build on its strengths in colors, surfaces and performance chemicals. Over the next four years, the company will invest primarily in developing businesses that create the greatest additional value for customers by providing application and solution services. This more stringent allocation of resources will be a key component of the company's overall bottom-line growth rate over the same period.

The Group's four divisions – Textile, Leather & Paper Chemicals; Pigments & Additives; Masterbatches, and Functional Chemicals – are to be supported by increasingly centralized and efficient group functions, including sourcing, supply chain management and site services. Clariant began centralizing these areas last year and considerable potential is seen to reduce costs further by more effective purchasing and by pooling expertise.

Growth in Asia

Initiatives will be launched across the group to boost growth in fast-growing markets in Asia, particularly in China and in India, where Clariant already has substantial operations. The primary focus will be on creating additional capacity to meet expanding domestic demand, with exports to other regions of secondary importance. Asia expansion will be especially important in application-driven business in the Functional Chemicals Division. Overall, sales growth for Clariant in Asia is anticipated to be double the overall growth in GDP in the region.

Furthermore, to reinforce long-term innovation, Clariant will build on its successful recent investments and its strategy of creating alliances with start-up companies and universities. The company intends to invest a total of CHF 100 million over the four-year period in early-stage "incubator" projects, representing a 10% increase in its research and development spending. Already successful examples include the investments made earlier in 2006 in the U.S.-based firms Starfire and KiON, enhancing the portfolio of new technologies such as in nano materials and functional coatings.

Site closures and portfolio pruning

To become a world-class player in the industry, Clariant is committed to creating the leanest possible global site network. This will necessitate closing numerous sites over the next four years, with the main focus in Europe. It will cut costs further across the group and reduce jobs by 10% by the end of 2009. Clariant currently employs approximately 22,000 people, down from approximately 28,000 three years ago.

The number of products Clariant sells will be reduced by at least 25%. The company has already been successful in reducing products in its textile dyes business, where the portfolio has been cut from approximately 3,000 products to about 500 products over the past year. This has significantly improved operational efficiency.

"The approach is one of strategic simplicity and increasing versatility," Mr. Secher explained. "That means being highly intelligent about how we both reduce and manage complexity. This is being done so that it lowers our production, sales and delivery costs in a long-term, sustainable way. Our portfolio includes both sophisticated and relatively straightforward products, such as high performance red pigments for automobiles and standard red pigments for printing inks. Optimizing our processes to cut costs is a difficult but necessary challenge."

Over the next four years, the company will spend approximately CHF 500 million on these operational improvements and cost-saving initiatives, including site network reductions. About 85% of these initiatives require cash spending and will be financed by the operating cash flow before exceptionals of approximately CHF 600 to 800 million per year.

Strengthening leadership

To strengthen the organizational culture, the company recently launched the Clariant Academy, which will provide professional development with a focus on performance management skills and building knowledge-sharing platforms across the group.

In addition, the company is placing strong emphasis on developing and broadening its leadership base by intensifying its internal talent management efforts and recruiting outside talent when appropriate. Recent appointments include a new head of operations in Germany and a new head of Corporate Development.

"Along with strengthening the organizational culture and developing talent, we are compensating our people in way that is closely linked to the company's results as well as to their individual achievements," Mr. Secher said.

Excellent long-term prospects

Clariant is committed to building significant value for its long-term investors, maintaining solid credit ratings and retaining its dividend policy.

"The result of this intense period – focusing on the strengths in our portfolio, cutting costs, more effectively managing complexity and improving our execution abilities – will be a stronger company, a world-class performer, firmly in the top quartile of the specialty chemicals industry," Mr. Secher said.

- end of release -

Calendar of Corporate Events

February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting
May 8, 2007	First Quarter 2007 Results
August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results

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